UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BLACKSTONE LAKE MINERALS INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

09254U 107
(CUSIP Number)

F. JAVIER BENEDI GARCIA
El Pilar, Vicente Aleixandre 2, Cortijo Blanco
San Pedro de Alcantara
Malaga, Spain 29670
011 34 952799944
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09254U 107

1.	Names of Reporting Person: NY Financial (International) Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[ ]

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 32,000,000 shares of common stock

8.	Shared Voting Power: Not Applicable

9.	Sole Dispositive Power: 32,000,000 shares of common stock

10.	Shared Dispositive Power: Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,000,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 45.6%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 09254U 107

1.	Names of Reporting Person: F. Javier Benedi Garcia

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[ ]

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: Spanish

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: Not Applicable

8.	Shared Voting Power: 32,000,000 shares of common stock

9.	Sole Dispositive Power: Not Applicable

10.	Shared Dispositive Power: 32,000,000 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,000,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

15.	Percent of Class Represented by Amount in Row (11): 45.6%

16.	Type of Reporting Person (See Instructions): IN

CUSIP No. 09254U 107

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of Blackstone Lake Minerals Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at #205 – 1480 Gulf Road, Point Roberts, WA, 98281.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed by (i) NY Financial (International) Corp. (“NY Financial”), a corporation organized under the laws of the British Virginal Islands; and (ii) F. Javier Benedi Garcia (together with NY Financial, the “Reporting Persons”). Mr. Benedi Garcia may be deemed to beneficially own the securities owned by NY Financial. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

The address of the corporate office of NY Financial is at Palm Grove House, Wickhams Cay I, P.O. 3186, Road Town, Tortola, BVI. The business address of Mr. Benedi Garcia is at El Pilar, Vicente Aleixandre 2, Cortijo Blanco, San Pedro de Alcantara, Malaga, Spain, 29670.

The principal business of NY Financial is to hold investments in other companies. Mr. Benedi Garcia is the director of NY Financial and a director of the Company. Mr. Benedi Garcia is currently self-employed with a focus on developing, managing and financing various ventures.

During the past five years, neither of the Reporting Persons has been:

(a)	convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or

(b)

a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Benedi Garcia is a Spanish citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 27, 2009, NY Financial acquired 32,000,000 shares of the Company’s common stock from John Boschert, the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and a director, as part of the consideration of NY Financial transferring its proprietary technology and intellectual property to the Company (as described below).

ITEM 4. PURPOSE OF TRANSACTION

On January 27, 2009, pursuant to a technology purchase agreement (the “Technology Purchase Agreement”) among NY Financial, Caleco Pharma Corp., the Company and Mr. Boschert, the Company acquired a proprietary technology and intellectual property, including all patent applications in the United States and Europe, developed by NY Financial for the treatment of liver disease and other ailments, particularly resulting from viral infection such as Hepatitis C virus infection (the “Acquisition”). As additional consideration under the Technology Purchase Agreement, Mr. Boschert transferred 32,000,000 shares of the Company’s common stock to NY Financial. In connection with the acquisition, effective January 27, 2009, Mr. Benedi Garcia was appointed as a director of the Company.

The shares of the Company acquired by NY Financial were acquired for investment purposes.

As of the date hereof, except as otherwise disclosed above, the Reporting Persons do not have any plans or proposals which relate to or would result in:

CUSIP No. 09254U 107

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s Articles of Incorporation or other actions which may impede the acquisition of control of the Company by any person;

(h)

causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of January 27, 2009, the Reporting Persons beneficially own the following securities of the Company:

Name	Class of Securities	Number of Securities(1)	Percentage of Class
NY Financial (International) Corp.	Common Stock	32,000,000 (direct)	45.6%
F. Javier Benedi Garcia	Common Stock	32,000,000 (indirect)	45.6%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of January 27, 2009, the Company had 70,200,000 shares of common stock issued and outstanding.

CUSIP No. 09254U 107

(b)	Power to Vote and Dispose of the Shares:

All of the 32,000,000 shares of the Company’s common stock beneficially owned by NY Financial are owned directly by NY Financial which possesses the sole power to vote and dispose of those common shares.

(c)	Transactions Effected During the Past 60 Days:

The Reporting Persons have effected the following sales of the Company’s securities during the 60 days prior to January 27, 2009:

Date of Transaction	Number of Shares	Price Per Share	Where and How Transaction was Effected
None.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1.	Written Agreement of NY Financial (International) Corp. and F. Javier Benedi Garcia relating to the filing of joint acquisition statements as required by Rule 13d-1(k).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

NY FINANCIAL (INTERNATIONAL) CORP.

Date: February 5, 2009	By: /s/ F. Javier Benedi Garcia
F. Javier Benedi Garcia, Director

Date: February 5, 2009	/s/ F. Javier Benedi Garcia
F. JAVIER BENEDI GARCIA

CUSIP No. 09254U 107

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Blackstone Lake Minerals Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 5th day of February, 2009.

NY FINANCIAL (INTERNATIONAL) CORP.

By: /s/ F. Javier Benedi Garcia
F. Javier Benedi Garcia, Director

By: /s/ F. Javier Benedi Garcia
Name: F. JAVIER BENEDI GARCIA